UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A



               Under the Securities Exchange Act of 1934

                        (Amendment No__3__)*


                    PHOENIX FOOTWEAR GROUP, INC.

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                           (Name of Issuer)


                                Common
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                    (Title of Class of Securities)


                              71903M100
                          -----------------
                            (CUSIP Number)


                          December 31, 2008
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        (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x / Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 7

CUSIP No. 71903M100
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   57,000
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                623,666
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              57,000
                       ----------------------------------------------
                       8.Shared Dispositive Power            623,666

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      623,066
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        7.4%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 71903M100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power            600
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power      623,666
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power       600
                       ----------------------------------------------
                          8.Shared Dispositive Power  623,666

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        623,666
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        7.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN




CUSIP No. 71903M100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Morgan Securities, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power        566,066
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power      623,666
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power   566,066
                       ----------------------------------------------
                          8.Shared Dispositive Power  623,666

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        623,666
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        7.4%
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   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        BD

Cusip No. 71903M100           13G PHOENIX FOOTWEAR GROUP,, INC.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of PHOENIX FOOTWEAR GROUP, INC. ("Issuer").

(b)   Issuer's address: 5840 El Camino Real,Suite 106
      Carlsbad, California 92008


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), and by Wedbush Morgan Securities
      ("WMS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2459
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WMS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c)   WI is a California corporation. EWW is an individual.
      WMS is a California corporation.

(d)   Common stock

(e)   71903M100

Item 3. Classification of Filers

(a)--(g)       Not applicable

Item 4. Ownership

(a) WI has sole ownership of 57,000 Shares of the Issuer, Edward W. Wedbush has sole ownership of 600 Shares of the Issuer, and WMS has sole ownership of 566,066 Shares.

(b) Of the Shares outstanding, WI owns approximately 0.68%, EWW owns approximately 0.01%, and WMS owns approximately 6.75%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 57,000 Shares, EWW has sole power to vote on 600 Shares, and WMS has 566,066 sole Shares.

      (ii)  Shared power to vote: WI has 623,666 Shares,
            EWW has 623,666 Shares and WMS has 623,666 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 57,000 Shares, EWW has sole power to dispose on 600 Shares, and WMS has 566,066 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 623,666 Shares,
            EWW has 623,666 Shares and WMS has 623,666 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                     	Category       No.ofShares       Percentage

WEDBUSH, Inc.           	    CO              57,000          0.68%
Edward W. Wedbush                   IN                 600          0.01%
Wedbush Morgan Securities, Inc.     BD             566,066          6.75%


EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WMS. WI owns all of the shares of WMS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.




Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         WEDBUSH, Inc.

2/9/09
---------------------------
Date

ERIC D. WEDBUSH
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Eric D. Wedbush
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Signature

ERIC D. WEDBUSH
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Eric D. Wedbush/ President
---------------------------
Name/Title




         Edward W. Wedbush

2/9/09
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
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Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title




         Wedbush Morgan Securities

2/9/09
---------------------------
Date

WEDBUSH MORGAN SECURITIES
------------------
Edward W. Wedbush

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Signature

------------------
Edward W. Wedbush/President
---------------------------
Name/Title